FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of August 6, 2012

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes      No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's Half-Year Report 2012 .

PART I  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2012

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

TENARIS S.A.

HALF-YEAR REPORT 2012

TABLE OF CONTENTS

Interim Management Report	2

COMPANY OVERVIEW	3
PRINCIPAL RISKS AND UNCERTAINTIES	4
BUSINESS OVERVIEW	6
RELATED PARTY TRANSACTIONS	13

Management Certification	14

Financial Information	15

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS	15

Investor Information	33

Interim Management Report

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this half-year report to “the Company” refer exclusively to Tenaris S.A., a Luxembourg public limited liability company (société anonyme).

•	References in this half-year report to “Tenaris”, “we”, “us” or “our” refer to Tenaris S.A. and its consolidated subsidiaries.

•
References in this half-year report to “San Faustin” refer to San Faustin S.A. (formerly known as San Faustin N.V.), a Luxembourg public limited liability company (société anonyme) and the Company’s controlling shareholder.

•	“Shares” refers to ordinary shares, par value $1.00, of the Company.

•	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two Shares each.

•	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•	“billion” refers to one thousand million, or 1,000,000,000.

•	“U.S. dollars”, “US$”, “USD” or “$” each refers to the United States dollar.

PURPOSE

This half-year report for the six-month period ended June 30, 2012 has been prepared in compliance with Article 4 of the Luxembourg Transparency Law of 11 January 2008, and should be read in conjunction with the annual report for the year ended December 31, 2011 (including the financial statements included therein) and the unaudited consolidated condensed interim financial statements included in this half-year report.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and adopted by the European Union, or IFRS.

We publish consolidated financial statements expressed in U.S. dollars. The unaudited consolidated condensed interim financial statements included in this half-year report have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These unaudited consolidated condensed interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS. See Note 2 “Accounting Policies and Basis of Presentation” to our unaudited consolidated condensed interim financial statements included in this half-year report.

The unaudited consolidated condensed interim financial statements included in this half-year report have been reviewed by PricewaterhouseCoopers S.c., Réviseur d’enterprises agréé, for purposes of complying with the requirements of the different jurisdictions where the Company is publicly listed.

Rounding

Certain monetary amounts, percentages and other figures included in this half-year report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Tenaris S.A.  Half-year report 2012-Interim management report

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This half-year report and any other oral or written statements made by us to the public may contain “forward-looking statements”. Forward looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

We use words such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors include the risks related to our business discussed under “Principal Risks and Uncertainties”, among them, the following:

•	our ability to implement our business strategy or to grow through acquisitions, joint ventures and other investments;

•	the competitive environment in our business and our industry

•	our ability to price our products and services in accordance with our strategy;

•	trends in the levels of investment in oil and gas exploration and drilling worldwide;

•	general macroeconomic and political conditions and developments in the countries in which we operate or distribute pipes; and

•	our ability to absorb cost increases and to secure supplies of essential raw materials and energy.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this half-year report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

COMPANY OVERVIEW

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry and for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering, transportation, processing and power generation facilities. Our principal products include casing, tubing, line pipe, and mechanical and structural pipes.

Over the last two decades, we have expanded our business globally through a series of strategic investments. We now operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our mission is to deliver value to our customers through product development, manufacturing excellence, and supply chain management. We seek to minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global organization.

For more information on the Company, including its competitive strengths, business segments and products see our annual report for the year ended December 31, 2011, and for a discussion and analysis of our financial condition and results of operations see “Business overview - Operating and Financial Review and Prospects” in this half-year report.

Tenaris S.A.  Half-year report 2012-Interim management report

PRINCIPAL RISKS AND UNCERTAINTIES

We face certain risks associated to our business and the industry in which we operate. We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry. Demand for our products depends primarily on the level of exploration, development and production activities of oil and gas companies which is affected by current and expected future prices of oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect these prices. The global financial and economic crisis, which started in 2008, resulted in a significant decline in oil and gas prices, affected the level of drilling activity and triggered efforts to reduce inventories, adversely affecting demand for our products and services and therefore our revenues, profitability and financial position. Although the global economy began to recover in the second half of 2009, and in 2010 and 2011 demand for OCTG increased, following the recovery in the level of drilling activity driven by investments in oil and liquid rich gas shale plays, the recovery has been slow and uncertain. Performance may be further affected by changes in governmental policies, the impact of credit restrictions on our customers’ ability to perform their payment obligations with us and any adverse economic, political or social developments in our major markets. In turn, our profitability may be hurt if increases in our selling prices are offset by increases in the cost of raw materials and energy. We responded well to the crisis; however, a new global recession, a recession in the developed countries, a cooling of emerging market economies, or an extended period of below-trend growth in the economies that are major consumers of steel pipe products would likely result in reduced demand of our products, adversely affecting our revenues, profitability and financial condition.

We have significant operations in various countries, including Argentina, Brazil, Canada, Colombia, Indonesia, Italy, Japan, Mexico, Nigeria, Romania and the United States, and we sell our products and services throughout the world. Therefore, like other companies with worldwide operations, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political developments, events, laws and regulations (such as nationalization, expropriations or forced divestiture of assets; restrictions on production, imports and exports, interruptions in the supply of essential energy inputs; exchange and/or transfer restrictions, inability or increasing difficulties to repatriate income or capital; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases; changes in the interpretation, application or enforcement of tax laws and other retroactive tax claims or challenges; changes in laws, norms and regulations; cancellation of contract rights; and delays or denials of governmental approvals). As a global company, a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional currency. As a result, we are exposed to foreign exchange rate risk, which could adversely affect our financial position and results of operations.

In 2009, Venezuela’s President Hugo Chávez announced the nationalization of Tavsa, Matesi, Materiales Siderúrgicos S.A., or Matesi, and Complejo Siderurgico de Guayana, C.A., or Comsigua, and Venezuela formally assumed exclusive operational control over the assets of Tavsa. In 2010, Venezuela’s National Assembly declared Matesi’s assets to be of public and social interest and ordered the Executive Branch to take the necessary measures for the expropriation of such assets. Our investments in Tavsa, Matesi and Comsigua are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law, and to consent to the jurisdiction of the International Centre for Settlement of Investment Disputes, or ICSID in connection with the nationalization process. However, we can give no assurance that the Venezuelan government will agree to pay a fair and adequate compensation for our interest in Tavsa, Matesi and Comsigua, or that any such compensation will be freely convertible into or exchangeable for foreign currency. In August 2011, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda, or Talta, initiated arbitration proceedings against Venezuela before the ICSID, in connection with the nationalization of Matesi. In addition, in July 2012, Tenaris and Talta initiated separate arbitration proceedings against Venezuela before the ICSID regarding Tavsa and Comsigua. In these proceedings, Tenaris and Talta seek adequate and effective compensation for the expropriation of their respective investments in Matesi, Tavsa and Comsigua. For further information on the nationalization of the Venezuelan subsidiaries, see note 13 “Nationalization of Venezuelan Subsidiaries” to our unaudited consolidated condensed interim financial statements included in this half-year report.

A key element of our business strategy is to develop and offer higher value-added products and services and to continuously identify and pursue growth-enhancing strategic opportunities. We must necessarily base any assessment of potential acquisitions and partnerships on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Failure to successfully implement our strategy, or to integrate future acquisitions and strategic partnerships, or to sell acquired assets or business unrelated to our business under favorable terms and conditions, could affect our ability to grow, our competitive position and our sales and profitability. In addition, failure to agree with our joint venture partner in Japan on the strategic direction of our joint operations may have an adverse impact on our operations in Japan.

Tenaris S.A.  Half-year report 2012-Interim management report

We may be required to record a significant charge to earnings if we must reassess our goodwill or other intangible assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions. At December 31, 2011 we had $1,805.8 million in goodwill corresponding mainly to the acquisition of Hydril, in 2007 ($919.9 million) and Maverick, in 2006 ($771.3 million). No impairment charge was recorded in the last three years. In 2010, we reversed $67.3 million of an impairment recorded in 2008 on Prudential’s customer relationships. If our management were to determine in the future that the goodwill or other intangible assets from the acquisitions of Maverick and Hydril were impaired, particularly as a consequence of deteriorating market conditions, we would be required to recognize a non-cash charge to reduce the value of this goodwill, which would adversely affect our results of operations. In addition, in January 2012, we invested US$504.6 million in Usinas Siderúrgicas de Minas Gerais S.A., or Usiminas, on which the Company has not yet completed any impairment test.

Potential environmental, product liability and other claims arising from the inherent risks associated with the products we sell and the services we render, including well failures, line pipe leaks, blowouts, bursts and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production could create significant liabilities for us. Environmental laws and regulations may, in some cases, impose strict liability (even joint and several strict liability) rendering a person liable for damages to natural resources or threats to public health and safety without regard to negligence or fault. In addition, we are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. The cost of complying with such regulations is not always clearly known or determinable since some of these laws have not yet been promulgated or are under revision. These costs, along with unforeseen environmental liabilities, may increase our operating costs or negatively impact our net worth.

We conduct business in certain countries known to experience governmental corruption.  Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act, or FCPA. Particularly in respect of FCPA, we entered into settlements with the U.S. Department of Justice, or DOJ, and the U.S. Securities and Exchange Commission, or SEC, on May 17, 2011 and we undertook several remediation efforts, including voluntary enhancements to our compliance program. If we fail to comply with any term or in any way violate any provision of the settlements, we could be subject to severe sanctions and civil and criminal prosecution.

As a holding company, our ability to pay expenses, debt service and cash dividends depends on the results of operations and financial condition of our subsidiaries, which could be restricted by legal, contractual or other limitations, including exchange controls or transfer restrictions, and other agreements and commitments of our subsidiaries.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

Tenaris S.A.  Half-year report 2012-Interim management report

BUSINESS OVERVIEW

Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the related notes included in our annual report for the year ended December 31, 2011, and is based on, and should be read in conjunction with, the unaudited consolidated condensed interim financial statements for the six-month period ended June 30, 2012, included in this half-year report.

Certain information contained in this discussion and analysis and presented elsewhere in this half-year report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements” in this half-year report. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in “Principal Risks and Uncertainties”, other risk factors identified elsewhere in this half-year report and other factors that could cause results to differ materially from those expressed in such forward-looking statements.

Market Background and Outlook

Global demand for energy, in spite of the deteriorating economic climate in Europe, remains stable and energy companies are maintaining their programs in exploration and production activity for 2012. Demand for tubular products for complex applications is growing as investments take place in more difficult and unconventional operating environments.

With the recent volatility in oil prices and continuing low natural gas prices, drilling activity in North America is expected to decline by the end of the year, as lower gas drilling is not likely to be compensated by additional oil drilling. In the rest of the world, drilling activity should continue to increase led by the growth in the development of deepwater and unconventional reserves as well as complex conventional gas drilling.

In the second half of the year, sales to oil and gas customers, particularly in South America and in the Eastern Hemisphere, are expected to increase, while sales to the industrial markets will decline reflecting the slowdown in industrial activity, particularly in Europe.

Operating margins for the rest of 2012 are expected to remain close to current levels as mix improvements, lower raw material costs and increased efficiency in our industrial system offset the impact of lower prices in less differentiated segments.

Sales and operating income are expected to continue to show solid year on year growth during the remainder of the year but third quarter results will be affected by seasonal factors.

Tenaris S.A.  Half-year report 2012-Interim management report

Results of Operations

Unaudited Consolidated condensed interim income statement

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Six-month period ended June 30,
	2012		2011
Continuing operations		%		%
Net sales	5,418,841	100.0	4,727,087	100.0
Cost of sales	(3,305,809)	(61.0)	(2,971,375)	(62.9)
Gross profit	2,113,032	39.0	1,755,712	37.1
Selling, general and administrative expenses	(930,798)	(17.2)	(919,977)	(19.5)
Other operating income (expense), net	4,853	0.1	2,649	0.1
Operating income	1,187,087	21.9	838,384	17.7
Interest income	15,289	0.3	14,200	0.3
Interest expense	(22,613)	(0.4)	(25,289)	(0.5)
Other financial results	(3,395)	(0.1)	(11,350)	(0.2)
Income before equity in earnings of associated companies and income tax	1,176,368	21.7	815,945	17.3
Equity in earnings of associated companies	30,218	0.6	47,005	1.0
Income before income tax	1,206,586	22.3	862,950	18.3
Income tax	(292,999)	(5.4)	(234,050)	(5.0)
Income for the period	913,587	16.9	628,900	13.3

Attributable to:
Equity holders of the Company	904,929	16.7	606,592	12.8
Non-controlling interests	8,658	0.2	22,308	0.5
	913,587	16.9	628,900	13.3

Tenaris S.A.  Half-year report 2012-Interim management report

Selected consolidated financial position data

Thousands of U.S. dollars (except number of shares)	June 30,	December 31,
	2012	2011

Current assets	6,566,056	6,393,221
Property, plant and equipment, net	4,215,747	4,053,653
Other non-current assets	4,747,456	4,416,761
Total assets	15,529,259	14,863,635

Current liabilities	2,911,307	2,403,699
Non-current borrowings	676,077	149,775
Deferred tax liabilities	791,006	828,545
Other non-current liabilities	273,191	308,673
Total liabilities	4,651,581	3,690,692

Capital and reserves attributable to the Company’s equity holders	10,699,313	10,506,227
Non-controlling interests	178,365	666,716
Total liabilities and equity	15,529,259	14,863,635
Number of shares outstanding(Fa	1,180,536,830	1,180,536,830

Tenaris S.A.  Half-year report 2012-Interim management report

Six-month period ended June 30, 2012, compared to six-month period ended June 30, 2011

Summary

Net income attributable to equity holders in the Company during the first semester of 2012 was US$904.9 million, or US$0.77 per share (US$1.53 per ADS), which compares with net income attributable to equity holders in the Company during the first semester of 2011 of US$606.6 million, or US$0.51 per share (US$1.03 per ADS). Operating income was US$1,187.1 million, or 22% of net sales during the first semester of 2012, compared to US$838.4 million, or 18% of net sales during the first semester of 2011. Operating income plus depreciation and amortization for the first semester of 2012, was US$1,463.0 million, or 27% of net sales, compared to US$1,103.8 million, or 23% of net sales during the first semester of 2011.

Net Sales, Cost of Sales and Operating Income by segment

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2012		2011		Increase / (Decrease)

Tubes	4,706.4	87%	3,965.1	84%	19%
Projects	327.9	6%	387.3	8%	(15%)
Others	384.6	7%	374.6	8%	3%
Total	5,418.8	100%	4,727.1	100%	15%

The following table indicates our sales volume of seamless and welded pipes by business segment for the periods indicated below:

Thousands of tons	For the six-month period ended June 30,
	2012	2011	Increase / (Decrease)

Tubes – Seamless	1,365	1,254	9%
Tubes – Welded	488	431	13%
Tubes – Total	1,853	1,685	10%
Projects – Welded	98	143	(31%)
Total – Tubes + Projects	1,951	1,828	7%

Tubes

The following table indicates, for our “Tubes” business segment, net sales by geographic region, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2012	2011	Increase / (Decrease)
Net sales
- North America	2,580.3	1,924.5	34%
- South America	668.5	646.1	3%
- Europe	550.9	522.8	5%
- Middle East & Africa	646.2	601.5	7%
- Far East & Oceania	260.5	270.2	(4%)
Total net sales	4,706.4	3,965.1	19%
Cost of sales (% of sales)	60%	62%
Operating income	1,056.7	678.7	56%
Operating income (% of sales)	22%	17%

Net sales of tubular products and services increased 19% to US$4,706.4 million in the first half of 2012, compared to US$3,965.1 million in the first half of 2011, reflecting a 10% increase in volumes and an 8% increase in average selling prices.

Tenaris S.A.  Half-year report 2012-Interim management report

Cost of sales of tubular products and services, expressed as a percentage of net sales, decreased from 62% in the first half of 2011, to 60% in the first half of 2012, as tubes price increases offset the increase in raw material costs that took place in the first half of 2011.

Operating income from tubular products and services increased 56% to US$1,056.7 million in the first half of 2012, from US$678.7 million in the first half of 2011, due to a 19% increase in sales and an increase of 5 percentage points in the operating margin, due to lower cost of sales as a percentage of sales (60% in first half 2012 vs. 62% in first half 2011) and lower SG&A as a percentage of sales (18% in first half 2012 vs. 21% in first half 2011), due to a better absorption of fixed and semi-fixed expenses on higher sales.

Projects

The following table indicates, for our “Projects” business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2012	2011	Increase / (Decrease)

Net sales	327.9	387.3	(15%)
Cost of sales (% of sales)	65%	66%
Operating income	73.4	83.3	(12%)
Operating income (% of sales)	22%	21%

Projects net sales decreased 15% to US$327.9 million in the first half of 2012, compared to US$387.3 million in the first half of 2011, reflecting a 31% decrease in volumes, partially offset by a 23% increase in average selling prices.

Operating income from Projects decreased 12% to US$73.4 million in the first half of 2012, from US$83.3 million in the first half of 2011, mainly reflecting a decrease in sales, partially offset by higher operating margins.

Others

The following table indicates, for our “Others” business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2012	2011	Increase / (Decrease)

Net sales	384.6	374.6	3%
Cost of sales (% of sales)	72%	68%
Operating income	57.0	76.4	(25%)
Operating income (% of sales)	15%	20%

Net sales of other products and services increased 3% to US$384.6 million in the first half of 2012, compared to US$374.6 million in the first half of 2011, mainly due to higher sales of sucker rods.

Operating income from other products and services decreased to US$57.0 million in the first half of 2012, compared to US$76.4 million during the first half of 2011, as the increase in sales was offset by a lower operating margin.

Selling, general and administrative expenses, or SG&A, decreased as a percentage of net sales to 17.2% in the semester ended June 30, 2012 compared to 19.5% in the corresponding semester of 2011, mainly due to the effect of fixed and semi-fixed expenses over higher revenues.

Net interest expenses decreased to US$7.3 million in the first half of 2012 compared to US$11.1 million in the same period of 2011.

Other financial results recorded a loss of US$3.4 million during the first half of 2012, compared to a loss of US$11.4 million during the first half of 2011. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are partially offset by changes to our net equity position. These gains and losses are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currency (other than the US dollar) and the US dollar, in accordance with IFRS.

Tenaris S.A.  Half-year report 2012-Interim management report

Equity in earnings of associated companies generated a gain of US$30.2 million in the first half of 2012, compared to a gain of US$47.0 million in the first half of 2011. These gains were derived mainly from our equity investment in Ternium.

Income tax charges amounted to US$293.0 million in the first half of 2012, equivalent to 25% of income before equity in earnings of associated companies and income tax, compared to US$234.0 million in the first half of 2011, equivalent to 29% of income before equity in earnings of associated companies and income tax. During the first half of 2012, the tax rate benefited from a more favorable mix of companies.

Income attributable to non-controlling interests amounted to US$8.7 million in the first half of 2012, compared to US$22.3 million in the corresponding semester of 2011. In May 2012, we completed the acquisition of all the non-controlling interests of Confab.

Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2012	2011

Net cash provided by operating activities	1,019.2	490.8
Net cash used in investing activities	(869.3)	(637.3)
Net cash used in financing activities	(279.5)	(321.5)
Decrease in cash and cash equivalents	(129.6)	(467.9)

Cash and cash equivalents at the beginning of year	815.0	820.2
Effect of exchange rate changes	8.2	9.8
Decrease in cash and cash equivalents	(129.6)	(467.9)
Cash and cash equivalents at period end	693.7	362.0

Net cash provided by operations during the first half of 2012 rose to US$1,019.2 million, compared to US$490.8 million in the first half of 2011, mainly due to higher result and lower investments in working capital in the first half of 2012.

Capital expenditures amounted to $400.9 million in the first half of 2012, compared to US$461.8 million in the first half of 2011.

Following our investments in Brazil during the first semester of 2012, amounting to US$1.3 billion (US$504.6 million in Usiminas and US$758.5 million in Confab) and the payment of a dividend of US$295.1 million, our financial position at June 30, 2012, amounted to a net debt position (total borrowings less cash and other current investments) of US$540.5 million, compared with a net cash position of US$323.6 million at December 31, 2011. For a discussion of these investments see note 11 “Other acquisitions” to our unaudited consolidated condensed interim financial statements included in this half-year report.

Tenaris S.A.  Half-year report 2012-Interim management report

MAIN EVENTS OF THE PERIOD

Acquisition of participation in Usiminas

On January 16, 2012, Tenaris’s Brazilian subsidiary, Confab Industrial S.A. (“Confab”) acquired 25 million ordinary shares of Usiminas, representing 5.0% of the shares with voting rights and 2.5% of the total share capital. The price paid for each ordinary share was Brazilian reais 36, representing a total cost to Confab of US$504.6 million. Confab financed the acquisition through an unsecured 5-year term loan in the principal amount of US$350 million and cash on hand.

This acquisition is part of a larger transaction pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas’ existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. In addition, Ternium, its subsidiaries and Confab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and Caixa dos Empregados da Usiminas (“CEU”), an Usiminas employee fund, governing the parties’ rights within the Usiminas control group. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Group 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. The rights of Ternium and its subsidiaries and Confab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

Tenaris accomplishes Confab delisting

Following a proposal by shareholders representing 32.6% of the shares held by the public in its controlled Brazilian subsidiary Confab, Tenaris filed on January 27, 2012, a request with CVM (Brazil’s securities regulator) and the Sao Paulo stock exchange seeking their approval to a delisting tender offer to acquire all of the ordinary and preferred shares held by the public in Confab.

On March 22, 2012, following receipt of all requisite approvals from CVM and the Sao Paulo stock exchange, Tenaris launched the offer for a price in cash of Brazilian reais 5.85 per ordinary or preferred share, subject to adjustments as described in the offer documents. The shareholders parties to the proposal had agreed to the offer price and had committed to tender their shares into the offer.

On April 23, 2012, at the auction for the offer, a total of 216,269,261 Confab shares were tendered. As a result, Tenaris attained the requisite threshold to delist Confab from the São Paulo Stock Exchange.The final cash price paid in the auction was Brazilian reais 5.90 per ordinary or preferred share (or approximately US$3.14 per ordinary or preferred share). Subsequent to the auction, on April 23, 2012, Tenaris acquired 6,070,270 additional Confab shares in the market at the same price. Upon settlement of the offer and these subsequent purchases on April 26, 2012, Tenaris held in the aggregate approximately 95.9% of Confab.

Between April 24 and May 11, 2012, Tenaris acquired additional shares representing approximately 2.3% of Confab at the same price paid in the auction of the offer.

On June 6, 2012, Confab exercised its right to redeem the remaining shares at the same price paid to the tendering shareholders (adjusted by Brazil’s SELIC rate) and Confab became a wholly-owned subsidiary of Tenaris.

Tenaris total investment in Confab shares pursuant to these transactions amounted to approximately US$758.5 million.

Annual General Meeting and Extraordinary General Meeting of Shareholders

On May 2, 2012, the Company’s annual general shareholders’ meeting approved all resolutions on its agenda.

Among other resolutions adopted at the meeting, the shareholders approved the consolidated financial statements as of and for the year ended December 31, 2011 and the annual accounts as at December 31, 2011, and acknowledged the related management and independent auditors’ reports and certifications.

The meeting also approved the payment of a dividend for the year ended December 31, 2011, of US$0.38 per share (or US$0.76 per ADS), or approximately US$449 million, which includes the interim dividend of US$0.13 per share (or US$0.26 per ADS) paid in November 2011. Tenaris paid the balance of the annual dividend in the amount of US$0.25 per share (US$0.50 per ADS), or approximately US$295 million, on May 24, 2012.

Tenaris S.A.  Half-year report 2012-Interim management report

The annual general meeting of shareholders approved the re-election of the current members of the board of directors, each to hold office until the meeting that will be convened to decide on the 2012 accounts.

The board of directors subsequently confirmed and re-appointed Amadeo Vázquez y Vázquez, Jaime Serra Puche and Roberto Monti as members of Tenaris’s audit committee, with Mr. Vázquez y Vázquez to continue as chairman. All three members of the audit committee qualify as independent directors under the articles and applicable law.

The meeting appointed PricewaterhouseCoopers S.c., Réviseur d’entreprises agréé (member firm of PwC International Limited) as Tenaris’s independent auditors for the fiscal year ending December 31, 2012.

The extraordinary general meeting of shareholders also held on May 2, 2012, resolved to renew Tenaris’s authorized unissued share capital and to grant related waivers and authorizations, and approved certain amendments to Tenaris’s articles of association, including, among others, amendments to address certain provisions in the Luxembourg Law of May 24, 2011, on the exercise of certain shareholders rights in general meetings of listed companies. Copies of the amended articles of association may be obtained by contacting the Company’s registered office in Luxembourg.

Investment plan for United States operations

On June 21, 2012, we announced an investment plan to expand our U.S. operations. The plan includes the installation of a state-of-the-art seamless pipe mill, heat treatment and premium threading facilities with an estimated investment of US$1.5 billion. The new mill, which is expected to begin operations in 2016, will have an annual production capacity of 650,000 tons of high quality seamless pipes and will be fully integrated with the rest of Tenaris's U.S. manufacturing and service operations.

U.S. market demand for high quality OCTG and line pipe products is growing rapidly due to the development of unconventional shale (oil and gas) reserves and the resumption of deepwater drilling activity in the Gulf of Mexico. The new investment plan will strengthen our local production and service capabilities, allowing it to reduce lead times and serve its U.S. customers with a full range of locally manufactured seamless, welded and premium products, in a market where imported products account for over half of total consumption.

RELATED PARTY TRANSACTIONS

Tenaris is a party to several related party transactions, which include, among others, purchases and sales of goods (including steel pipes, flat steel products, steel bars, raw materials, gas and electricity) and services (including engineering services and related services) from or to entities controlled by San Faustin or in which San Faustin holds significant interests. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of the Company’s articles of association and Luxembourg law. For further detail on Tenaris’s related party transactions, see Note 12 “Related party transactions” to our unaudited consolidated condensed interim financial statements included in this half-year report.

Tenaris S.A.  Half-year report 2012-Management certification

Management Certification

We confirm, to the best of our knowledge, that:

1.
the unaudited consolidated condensed interim financial statements prepared in conformity with International Financial Reporting Standards included in this half year report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A. and its consolidated subsidiaries, taken as a whole; and

2.
the interim management report included in this half year report, includes a fair review of the important events that have occurred during the six-month period ended June 30, 2012, and their impact on the unaudited consolidated condensed interim financial statements for such period, material related party transactions and a description of the principal risks and uncertainties they face.

/s/ Paolo Rocca

Chief Executive Officer
Paolo Rocca
August 1, 2012

/s/ Ricardo Soler

Chief Financial Officer
Ricardo Soler
August 1, 2012

Tenaris S.A.  Half-year report 2012-Consolidated Condensed Interim Financial Statements

Financial Information

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Tenaris S.A.

We have reviewed the accompanying consolidated condensed interim statement of financial position of Tenaris S.A. and its subsidiaries as of June 30, 2012, and the related consolidated condensed interim statements of income and of comprehensive income for each of the three-month and six-month periods ended June 30, 2012 and 2011, and the consolidated condensed interim statements of changes in equity and of cash flows for the six-month periods ended June 30, 2012 and 2011. These consolidated condensed interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated condensed interim financial statements for them to be in conformity with International Accounting Standard 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board and adopted by the European Union.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position as of December 31, 2011, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended (not presented herein), and in our report dated February 23, 2012, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated condensed statement of financial position as of December 31, 2011, is fairly stated in all material respects in relation to the consolidated statement of financial position from which it has been derived.

PricewaterhouseCoopers , Société coopérative	Luxembourg, August 1, 2012
Represented by

Mervyn R. Martins

PricewaterhouseCoopers, Société coopérative, 400 Route d’Esch, B.P. 1443, L-1014 Luxembourg
T: +352 494848 1, F:+352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°00123693)
R.C.S. Luxembourg B 65 477 - TVA LU17564447

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2012

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2012	2011	2012	2011
Continuing operations		(Unaudited)		(Unaudited)
Net sales	3	2,801,492	2,403,122	5,418,841	4,727,087
Cost of sales	3 & 4	(1,694,712)	(1,525,696)	(3,305,809)	(2,971,375)
Gross profit		1,106,780	877,426	2,113,032	1,755,712
Selling, general and administrative expenses	3 & 5	(486,655)	(468,648)	(930,798)	(919,977)
Other operating income (expense), net	3	761	1,028	4,853	2,649
Operating income		620,886	409,806	1,187,087	838,384
Interest income	6	5,706	6,513	15,289	14,200
Interest expense	6	(12,688)	(12,248)	(22,613)	(25,289)
Other financial results	6	(16,476)	(12,408)	(3,395)	(11,350)
Income before equity in earnings of associated companies and income tax		597,428	391,663	1,176,368	815,945
Equity in earnings of associated companies		11,056	22,720	30,218	47,005
Income before income tax		608,484	414,383	1,206,586	862,950
Income tax		(148,325)	(109,680)	(292,999)	(234,050)
Income for the period		460,159	304,703	913,587	628,900

Attributable to:
Equity holders of the Company		461,089	287,218	904,929	606,592
Non-controlling interests		(930)	17,485	8,658	22,308
		460,159	304,703	913,587	628,900

Earnings per share attributable to the equity holders of the Company during the period:
Weighted average number of ordinary shares (thousands)	7	1,180,537	1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)	7	0.39	0.24	0.77	0.51
Basic and diluted earnings per ADS (U.S. dollars per ADS)	7	0.78	0.49	1.53	1.03

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)
Income for the period	460,159	304,703	913,587	628,900
Other comprehensive income:
Currency translation adjustment	(104,018)	80,713	(41,512)	235,492
Changes in the fair value of derivatives held as cash flow hedges	(21,751)	(2,572)	(20,436)	5,790
Share of other comprehensive income of associates:
- Currency translation adjustment	(75,539)	(5)	(91,345)	5,649
- Changes in the fair value of derivatives held as cash flow hedges	(1,033)	378	751	832
Income tax relating to components of other comprehensive income (*)	(1,149)	215	(1,732)	(1,672)
Other comprehensive income for the period, net of tax	(203,490)	78,729	(154,274)	246,091
Total comprehensive income for the period	256,669	383,432	759,313	874,991

Attributable to:
Equity holders of the Company	277,404	341,775	756,737	820,500
Non-controlling interests	(20,735)	41,657	2,576	54,491
	256,669	383,432	759,313	874,991
 (*) Relates to cash flow hedges

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2012

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At June 30, 2012		At December 31, 2011
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	4,215,747		4,053,653
Intangible assets, net	9	3,286,788		3,375,930
Investments in associated companies	11	1,095,767		670,248
Other investments		2,546		2,543
Deferred tax assets		226,741		234,760
Receivables		135,614	8,963,203	133,280	8,470,414
Current assets
Inventories		2,985,056		2,806,409
Receivables and prepayments		294,679		241,801
Current tax assets		150,119		168,329
Trade receivables		1,952,603		1,900,591
Available for sale assets	13	21,572		21,572
Other investments		419,409		430,776
Cash and cash equivalents		742,618	6,566,056	823,743	6,393,221
Total assets			15,529,259		14,863,635
EQUITY
Capital and reserves attributable to the Company’s equity holders			10,699,313		10,506,227
Non-controlling interests			178,365		666,716
Total equity			10,877,678		11,172,943
LIABILITIES
Non-current liabilities
Borrowings	11	676,077		149,775
Deferred tax liabilities		791,006		828,545
Other liabilities		204,156		233,653
Provisions		67,511		72,975
Trade payables		1,524	1,740,274	2,045	1,286,993
Current liabilities
Borrowings		1,026,468		781,101
Current tax liabilities		243,405		326,480
Other liabilities		446,146		305,214
Provisions		22,512		33,605
Customer advances		163,883		55,564
Trade payables		1,008,893	2,911,307	901,735	2,403,699
Total liabilities			4,651,581		3,690,692
Total equity and liabilities			15,529,259		14,863,635

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2012

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at January 1, 2012	1,180,537	118,054	609,733	(211,366)	9,688	8,799,581	10,506,227	666,716	11,172,943

Income for the period	-	-	-	-	-	904,929	904,929	8,658	913,587
Currency translation adjustment	-	-	-	(34,261)	-	-	(34,261)	(7,251)	(41,512)
Hedge reserve, net of tax	-	-	-	-	(23,256)	-	(23,256)	1,088	(22,168)
Share of other comprehensive income of associates	-	-	-	(91,345)	670	-	(90,675)	81	(90,594)
Other comprehensive income for the period	-	-	-	(125,606)	(22,586)	-	(148,192)	(6,082)	(154,274)
Total comprehensive income for the period	-	-	-	(125,606)	(22,586)	904,929	756,737	2,576	759,313
Acquisition of non-controlling interests (see Note 11)	-	-	-	-	(268,517)	-	(268,517)	(490,022)	(758,539)
Dividends paid in cash	-	-	-	-	-	(295,134)	(295,134)	(905)	(296,039)
Balance At June 30, 2012	1,180,537	118,054	609,733	(336,972)	(281,415)	9,409,376	10,699,313	178,365	10,877,678

	Attributable to equity holders of the Company
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at January 1, 2011	1,180,537	118,054	609,733	108,419	15,809	7,869,807	9,902,359	648,221	10,550,580

Income for the period	-	-	-	-	-	606,592	606,592	22,308	628,900
Currency translation adjustment	-	-	-	203,002	-	-	203,002	32,490	235,492
Hedge reserve, net of tax	-	-	-	-	4,425	-	4,425	(307)	4,118
Share of other comprehensive income of associates	-	-	-	5,649	832	-	6,481	-	6,481
Other comprehensive income for the period	-	-	-	208,651	5,257	-	213,908	32,183	246,091
Total comprehensive income for the period	-	-	-	208,651	5,257	606,592	820,500	54,491	874,991
Acquisition of non-controlling interests	-	-	-	-	(1,938)	-	(1,938)	(14,551)	(16,489)
Treasury shares held by associated companies	-	-	-	-	(3,339)	-	(3,339)	-	(3,339)
Dividends paid in cash	-	-	-	-	-	(247,913)	(247,913)	(5,735)	(253,648)
Balance At June 30, 2011	1,180,537	118,054	609,733	317,070	15,789	8,228,486	10,469,669	682,426	11,152,095

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of June 30, 2012 and 2011 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2) The Distributable Reserve and Retained Earnings as of December 31, 2011 calculated in accordance with Luxembourg Law are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2012

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Six-month period ended June 30,
	Note	2012	2011
Cash flows from operating activities		(Unaudited)
Income for the period		913,587	628,900
Adjustments for:
Depreciation and amortization	8 & 9	275,884	265,401
Income tax accruals less payments		(105,779)	47,235
Equity in earnings of associated companies		(30,218)	(47,005)
Interest accruals less payments, net		(18,256)	(27,820)
Changes in provisions		(16,557)	19,916
Changes in working capital		48,103	(498,557)
Other, including currency translation adjustment		(47,567)	102,716
Net cash provided by operating activities		1,019,197	490,786

Cash flows from investing activities
Capital expenditures	8 & 9	(400,926)	(461,791)
Acquisitions of subsidiaries and associated companies	11	(504,597)	-
Proceeds from disposal of property, plant and equipment and intangible assets		6,155	1,967
Dividends and distributions received from associated companies		18,702	17,229
Changes in investments in short term securities		11,367	(194,682)
Net cash used in investing activities		(869,299)	(637,277)

Cash flows from financing activities
Dividends paid		(295,134)	(247,913)
Dividends paid to non-controlling interest in subsidiaries		(905)	(5,735)
Acquisitions of non-controlling interests	11	(758,539)	(16,489)
Proceeds from borrowings		1,214,234	489,795
Repayments of borrowings		(439,116)	(541,112)
Net cash used in financing activities		(279,460)	(321,454)

Decrease in cash and cash equivalents		(129,562)	(467,945)
Movement in cash and cash equivalents
At the beginning of the period		815,032	820,165
Effect of exchange rate changes		8,242	9,823
Decrease in cash and cash equivalents		(129,562)	(467,945)
At June 30,		693,712	362,043

		At June 30,
Cash and cash equivalents		2012	2011
Cash at banks, liquidity funds and short-term investments		742,618	424,287
Bank overdrafts		(48,906)	(62,244)
		693,712	362,043

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2012

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Earnings and dividends per share
8	Property, plant and equipment, net
9	Intangible assets, net
10	Contingencies, commitments and restrictions to the distribution of profits
11	Other acquisitions
12	Related party transactions
13	Nationalization of Venezuelan Subsidiaries

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2012

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (Société Anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 31 to the audited Consolidated Financial Statements for the year ended December 31, 2011.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issue by the Company’s Board of Directors on August 1, 2012.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2011. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and adopted by the European Union (“EU”).

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

Under Mexican law, the Company’s Mexican subsidiaries are required to pay to their employees an annual benefit calculated on a similar basis to that used for local income tax purposes. Employee statutory profit sharing is recorded in current other liabilities in the Consolidated Statement of Financial Position. Effective January 1, 2012, the Mexican employee statutory profit sharing provision has been included as part of labor cost (approximately $13.6 million in Cost of sales and $1.9 million in Selling, general and administrative expenses respectively for the six-month period ended June 30, 2011).

The comparative amounts have been reclassified to conform to changes in presentation in the current year.

Starting January 1, 2012, the Company changed the functional currency of its Mexican, Canadian and Japanese subsidiaries from their respective local currencies to the U.S. dollar.

In Mexico, following the start up of a new rolling mill for the production of seamless pipes at its subsidiary, Tubos de Acero de Mexico S.A. or Tamsa, the Company has concluded that the most appropriate functional currency for Tamsa is the U.S. dollar. The new added capacity is converting Tamsa into a major exporter of seamless steel pipes, as a great majority of its production will be exported to most major oil and gas markets with a U.S. dollar economic environment, in addition, seamless pipes sales are denominated and settled in U.S. dollars.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2012

2	Accounting policies and basis of presentation (Cont.)

In Canada, the Company has concluded that the most appropriate functional currency for its two major steel pipe production facilities (Algoma and Prudential) is the U.S. dollar, due to a significant increase in the level of integration of the local operations within Tenaris’s international supply chain system, evidenced by a higher level of imports as well as a higher level of exports from the Canadian production facilities to the U.S. market.

The Company believes that due to the high level of integration in terms of sales and supply chain of its worldwide operations in the Tubes segment, the U.S. dollar is the currency that best reflects the economic environment in which it operates, which is consistent with that of the oil and gas industry.

As a result of these changes in functional currency, a majority of the Company’s subsidiaries within the Tubes segment (other than its European manufacturing subsidiaries) have the U.S. dollar as their functional currency. In the Projects and Others segments, the Company maintains the Brazilian Real as the functional currency of its Brazilian subsidiaries.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2012

3           Segment information

Reportable operating segments

	(Unaudited)
(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Total
Six-month period ended June 30, 2012
Net sales	4,706,363	327,886	384,592	5,418,841
Cost of sales	(2,813,965)	(214,253)	(277,591)	(3,305,809)
Gross profit	1,892,398	113,633	107,001	2,113,032
Selling, general and administrative expenses	(838,740)	(42,425)	(49,633)	(930,798)
Other operating income (expenses), net	3,025	2,241	(413)	4,853
Operating income	1,056,683	73,449	56,955	1,187,087

Depreciation and amortization	256,457	11,341	8,086	275,884
Capital expenditures	347,785	43,329	9,812	400,926

Six-month period ended June 30, 2011
Net sales	3,965,103	387,347	374,637	4,727,087
Cost of sales	(2,458,834)	(257,250)	(255,291)	(2,971,375)
Gross profit	1,506,269	130,097	119,346	1,755,712
Selling, general and administrative expenses	(830,476)	(46,418)	(43,083)	(919,977)
Other operating income (expenses), net	2,876	(413)	186	2,649
Operating income	678,669	83,266	76,449	838,384
Depreciation and amortization	247,093	11,104	7,204	265,401
Capital expenditures	430,805	28,558	2,428	461,791

Geographical information

	(Unaudited)
(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Total
Six-month period ended June 30, 2012
Net sales	2,703,754	1,233,801	574,294	646,529	260,463	5,418,841
Depreciation and amortization	152,959	52,504	55,925	3,071	11,425	275,884
Capital expenditures	175,405	107,731	106,219	4,446	7,125	400,926

Six-month period ended June 30, 2011
Net sales	2,030,437	1,267,790	557,254	601,406	270,200	4,727,087
Depreciation and amortization	137,402	53,393	60,280	633	13,693	265,401
Capital expenditures	307,681	72,695	66,618	9,152	5,645	461,791

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador and Venezuela; “Europe” comprises principally Italy, Norway, Romania and United Kingdom; “Middle East and Africa” comprises principally Saudi Arabia, United Arab Emirates and Jordan; “Far East and Oceania” comprises principally China, Indonesia and Japan.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2012

4           Cost of sales

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2012	2011
	(Unaudited)
Inventories at the beginning of the period	2,806,409	2,460,384

Plus: Charges of the period
Raw materials, energy, consumables and other	2,242,550	2,233,203

Services and fees	221,487	176,782
Labor cost (See Note 2)	631,199	563,126
Depreciation of property, plant and equipment	159,575	154,648
Amortization of intangible assets	3,924	2,409
Maintenance expenses	121,007	99,975
Allowance for obsolescence	24,581	(553)
Taxes	3,766	2,418
Other	76,367	44,868
	3,484,456	3,276,876

Less: Inventories at the end of the period	(2,985,056)	(2,765,885)
	3,305,809	2,971,375

5           Selling, general and administrative expenses

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2012	2011
	(Unaudited)
Services and fees	111,590	114,189
Labor cost (See Note 2)	283,056	270,520
Depreciation of property, plant and equipment	6,770	5,583
Amortization of intangible assets	105,615	102,761
Commissions, freight and other selling expenses	283,841	252,757
Provisions for contingencies	1,453	30,221
Allowances for doubtful accounts	(4,196)	4,118
Taxes	76,080	72,996
Other	66,589	66,832
	930,798	919,977

6           Financial results

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2012	2011
	(Unaudited)
Interest income	15,289	14,200
Interest expense (*)	(22,613)	(25,289)
Interest net	(7,324)	(11,089)
Net foreign exchange transaction results	(11,868)	(15,395)
Foreign exchange derivatives contracts results (**)	7,513	4,521
Other	960	(476)
Other financial results	(3,395)	(11,350)
Net financial results	(10,719)	(22,439)

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2012

6           Financial results (Cont.)

Net foreign exchange transaction results include those amounts that affect the gross margin of certain subsidiaries which functional currencies are different from the U.S. dollar.

(*) Includes interest rate swap losses of $5.2 million for the six-month period ended June 30, 2011.

(**) Includes a loss of $0.4 million and a gain of $6.1 million on an identified embedded derivative for the six-month periods ended June 30, 2012 and June 30, 2011, respectively.

7           Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the period.

	Six-month period ended June 30,
	2012	2011
	(Unaudited)
Net income attributable to equity holders	461,089	606,592
Weighted average number of ordinary shares in issue (thousands)	1,180,537	1,180,537
Basic and diluted earnings per share ( U.S. dollars per share)	0.39	0.51
Basic and diluted earnings per ADS ( U.S. dollars per ADS) (*)	0.78	1.03

(*) Each ADS equals two shares

On May 2, 2012 the Company’s shareholders approved an annual dividend in the amount of  $0.38 per share ($0.76 per ADS). The amount approved included the interim dividend previously paid in November 2011, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.25 per share ($0.50 per ADS), was paid on May  24, 2012. In the aggregate, the interim dividend paid in November 2011 and the balance paid in May 2012 amounted to approximately $449 million.

8           Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2012	2011
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	4,053,653	3,780,580
Currency translation adjustment	(44,949)	150,477
Additions	380,430	443,757
Disposals	(6,155)	(1,967)
Transfers	(887)	(192)
Depreciation charge	(166,345)	(160,231)
At June 30,	4,215,747	4,212,424

9           Intangible assets, net

(all amounts in thousands of U.S. dollars)	2012	2011
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	3,375,930	3,581,816
Currency translation adjustment	(986)	14,632
Additions	20,496	18,034
Transfers	887	192
Amortization charge	(109,539)	(105,170)
At June 30,	3,286,788	3,509,504

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2012

10           Contingencies, commitments and restrictions to the distribution of profits

Contingencies

This note should be read in conjunction with Note 26 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2011.

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of approximately ARS 112 million (approximately $25 million) at June 30, 2012, in taxes and penalties. Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

•
A Tenaris company is a party to a five-year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007 on a monthly basis. The Tenaris company has negotiated a one-year extension to the original contract, through December 2012. Prices are adjusted quarterly in accordance with market conditions. As of June 30, 2012 the estimated aggregate amount of the contract at current prices is approximately $150 million.

•
A Tenaris company has renegotiated its previous ten year steel bars purchase contract with Rio Tinto Fer et Titane (ex- QIT). The amended contract gives either party the right to cancel the agreement upon a 2 year- written notice and therefore, as of June 30, 2012 no significant commitment arises.

•
A Tenaris company entered  into a contract with Siderar, a subsidiary of Ternium S.A. (“Ternium”) for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris is required to provide to Siderar 250 tn/hour of steam through 2018, and Siderar has the obligation to take or pay this volume. The amount of this gas supply agreement totals approximately $87 million.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2011, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2011	23,024,194
Total equity in accordance with Luxembourg law	24,932,518

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital.

As of December 31, 2011, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2012

10           Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Restrictions to the distribution of profits and payment of dividends (Cont.)

At December 31, 2011, distributable amount under Luxembourg law totals $23.6 billion, as detailed below.

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2010 under Luxembourg law	16,631,947
Gain from the transfer of shares in affiliated undertakings	6,828,757
Other income and expenses for the year ended December 31, 2011	(35,127)
Dividends paid	(401,383)
Retained earnings at December 31, 2011 under Luxembourg law	23,024,194
Share premium	609,733
Distributable amount at December 31, 2011 under Luxembourg law	23,633,927

In the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of most of the Company’s assets and liabilities to Tenaris Investments S.à r.l. (“Tenaris Investments”) a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The corporate reorganization was completed in 2011, and resulted in a revaluation of the accounting value (under Luxembourg GAAP) of the assets contributed.

11           Other acquisitions

Non controlling interests

During the six-month period ended June 30, 2011, additional shares of certain Tenaris subsidiaries were acquired from non-controlling shareholders for approximately $16.4 million.

Acquisition of participation in Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”)

On January 16, 2012, Tenaris’s Brazilian subsidiary, Confab Industrial S.A. (“Confab”) acquired 25 million ordinary shares of Usiminas, representing 5.0% of the shares with voting rights and 2.5% of the total share capital. The price paid for each ordinary share was BRL36, representing a total cost to Confab of $504.6 million. Confab financed the acquisition through an unsecured 5-year term loan in the principal amount of $350 million and cash on hand.

This acquisition is part of a larger transaction pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas’ existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. In addition, Ternium, its subsidiaries and Confab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and Caixa dos Empregados da Usiminas (“CEU”), an Usiminas employee fund, governing the parties’ rights within the Usiminas control group. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Group 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. The rights of Ternium and its subsidiaries and Confab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

On July 30,  2012,  Usiminas published its interim accounts as of and for the six-months ended June 30, 2012, which state that revenues, post-tax losses from continuing operations and net assets  amounted to $3,273 million, $64 million and $8,415 million, respectively.

As of the date of issuance of these consolidated condensed interim financial statements, the Company has not yet completed its purchase price allocation procedure, which is estimated to be finished before year-end. Once the Company's purchase price allocation has been completed, certain modifications to the value attributed to the assets and liabilities acquired may be required. In addition to its net share of the losses ($2 million), during the six-month period ended on June 30, 2012, the Company recognized other negative adjustments in connection with its investment in Usiminas for a total amount of $59 million. These negative adjustments, which are recorded as other comprehensive loss, are mainly attributable to a currency translation adjustment generated by the investment in Usiminas being maintained in Brazilian real and are calculated as provided by IAS 21. As a result of these losses, the Company’s participation in Usiminas as of June 30, 2012 amounted to $441.8 million. The Company has not yet completed any impairment test over its investment in Usiminas.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2012

11           Other acquisitions  (Cont.)

Tenaris accomplishes Confab delisting

Following a proposal by shareholders representing 32.6% of the shares held by the public in its controlled Brazilian subsidiary Confab, Tenaris filed on January 27, 2012, a request with CVM (Brazil’s securities regulator) and the Sao Paulo stock exchange seeking their approval to a delisting tender offer to acquire all of the ordinary and preferred shares held by the public in Confab.

On March 22, 2012, following receipt of all requisite approvals from CVM and the Sao Paulo stock exchange, Tenaris launched the offer for a price in cash of Brazilian reais 5.85 per ordinary or preferred share, subject to adjustments as described in the offer documents. The shareholders parties to the proposal had agreed to the offer price and had committed to tender their shares into the offer.

On April 23, 2012, at the auction for the offer, a total of 216,269,261 Confab shares were tendered. As a result, Tenaris attained the requisite threshold to delist Confab from the São Paulo Stock Exchange. The final cash price paid in the auction was Brazilian reais 5.90 per ordinary or preferred share (or approximately $3.14 per ordinary or preferred share). Subsequent to the auction, on April 23, 2012, Tenaris acquired 6,070,270 additional Confab shares in the market at the same price. Upon settlement of the offer and these subsequent purchases on April 26, 2012, Tenaris held in the aggregate approximately 95.9% of Confab.

Between April 24 and May 11, 2012, Tenaris acquired additional shares representing approximately 2.3% of Confab at the same price paid in the auction of the offer.

On June 6, 2012, Confab exercised its right to redeem the remaining shares at the same price paid to the tendering shareholders (adjusted by Brazil’s SELIC rate) and Confab became a wholly-owned subsidiary of Tenaris.

Tenaris total investment in Confab shares pursuant to these transactions amounted to approximately $758.5 million.

12           Related party transactions

As of June 30, 2012:

•
San Faustin S.A., a Luxembourg public limited liability company (Société Anonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

•
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg  private limited liability company (Société à responsabilité limitée) (“Techint”).

•	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

•	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

At June 30, 2012, the closing price of the Ternium S.A. (“Ternium”) ADS as quoted on the New York Stock Exchange was $19.57 per ADS, giving Tenaris’s ownership stake a market value of approximately $449.5  million. At June 30, 2012, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS financial statements was approximately $634.8 million.

Transactions and balances disclosed as “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions with related parties which are not Associated and which are not consolidated are disclosed as “Other”.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2012

12           Related party transactions (Cont.)

The following transactions were carried out with related parties

(all amounts in thousands of U.S. dollars):
(Unaudited)

Six-month period ended June 30, 2012	Associated (1)	Other	Total
Transactions
(a) Sales of goods and services
Sales of goods	18,297	26,721	45,018
Sales of services	6,707	2,343	9,050
	25,004	29,064	54,068
(b) Purchases of goods and services
Purchases of goods	210,400	12,048	222,448
Purchases of services	46,721	36,357	83,078
	257,121	48,405	305,526

(Unaudited)
Six-month period ended June 30, 2011	Associated (2)	Other	Total
Transactions
(a) Sales of goods and services
Sales of goods	20,802	69,722	90,524
Sales of services	8,225	2,240	10,465
	29,027	71,962	100,989
(b) Purchases of goods and services
Purchases of goods	45,969	9,464	55,433
Purchases of services	40,592	71,067	111,659
	86,561	80,531	167,092

(Unaudited)
At June 30, 2012	Associated (1)	Other	Total
Period-end balances

(a) Arising from sales / purchases of goods / services
Receivables from related parties	53,671	16,708	70,379
Payables to related parties	(67,149)	(8,131)	(75,280)
	(13,478)	8,577	(4,901)
(b) Financial debt
Borrowings	(4,100)	(2,177)	(6,277)

At December 31, 2011	Associated (2)	Other	Total
Year-end balances

(a) Arising from sales / purchases of goods / services
Receivables from related parties	40,305	11,352	51,657
Payables to related parties	(38,129)	(6,983)	(45,112)
	2,176	4,369	6,545
(b) Financial debt
Borrowings	(8,650)	(1,851)	(10,501)

 (1) Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V.
group (“Lomond”), Socotherm Brasil S.A. (“Socotherm”), Techinst S.A.(“ Techinst”), Arhsa S.A. (“Arhsa”), Hydril Jindal International Private Ltd (“Hydril Jindal”) and Usiminas.

(2) Includes Ternium, Condusid, Finma, Lomond, Socotherm and Hydril Jindal.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2012

13           Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President Hugo Chávez announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. ("Tavsa") and, Matesi Materiales Siderúrgicos S.A ("Matesi"), and Complejo Siderúrgico de Guayana, C.A ("Comsigua"), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies").

In July 2009, President Chávez issued Decree 6796, which ordered the acquisition of the Venezuelan Companies' assets and provided that Tavsa's assets would be held by the Ministry of Energy and Oil, while Matesi and Comsigua's assets would be held by the Ministry of Basic Industries and Mining. Decree 6796 also required the Venezuelan government to create certain committees at each of the Venezuelan Companies; each transition committee must ensure the nationalization of each Venezuelan Company and the continuity of its operations, and each technical committee (to be composed of representatives of Venezuela and the private sector) must negotiate over a 60-day period (extendable by mutual agreement) a fair price for each Venezuelan Company to be transferred to Venezuela. In the event the parties failed to reach agreement by the expiration of the 60-day period (or any extension thereof), the applicable Ministry would assume control and exclusive operation of the relevant Venezuelan Company, and the Executive Branch would be required to order their expropriation in accordance with the Venezuelan Expropriation Law. The Decree also specifies that all facts and activities thereunder are subject to Venezuelan law and any disputes relating thereto must be submitted to Venezuelan courts.

In August 2009, Venezuela, acting through the transition committee appointed by the Minister of Basic Industries and Mines of Venezuela, unilaterally assumed exclusive operational control over Matesi, and in November, 2009, Venezuela, acting through PDVSA Industrial S.A. (a subsidiary of Petróleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa.

In 2010, Venezuela’s National Assembly declared Matesi’s assets to be of public and social interest and ordered the Executive Branch to take the necessary measures for the expropriation of such assets. In June 2011, President Chávez issued Decree 8280, which orders the expropriation of Matesi’s assets as may be required for the implementation of a state-owned project for the production, sale and distribution of briquettes, and further instructs to commence negotiations and take any actions required for the acquisition of such assets.

Tenaris’s investments in the Venezuelan companies are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgium-Luxembourg Economic Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. Tenaris has also consented to the jurisdiction of the ICSID in connection with the nationalization process.

In August 2011, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (Talta), initiated arbitration proceedings against Venezuela before the International Centre for Settlement of Investment Disputes (ICSID) in Washington D.C., pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. In these proceedings, Tenaris and Talta seek adequate and effective compensation for the expropriation of their investment in Matesi. This case was registered by the ICSID on September 30, 2011.

In July 2012, given the absence of progress in the discussions on compensation since the expropriation of Tavsa and Comsigua, Tenaris and Talta initiated separate arbitration proceedings against Venezuela before the ICSID, pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. In these proceedings, Tenaris and Talta seek adequate and effective compensation for the expropriation of their respective investments in the above mentioned companies.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the results of operations and cash flows of the Venezuelan Companies as from June 30, 2009, and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2012

13           Nationalization of Venezuelan Subsidiaries (Cont.)

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of June 30, 2012 for a total amount of approximately $28 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

Ricardo Soler
Chief Financial Officer

Investor Information

Investor Relations Director
Giovanni Sardagna

Luxembourg Office

29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(352) 26 47 89 78 tel
(352) 26 47 89 79 fax

Phones
USA 1 888 300 5432
Argentina (54) 11 4018 2928	General Inquiries
Italy (39) 02 4384 7654	investors@tenaris.com
Mexico (52) 55 5282 9929

Stock Information
New York Stock Exchange (TS)	ADS Depositary Bank
Mercato Telematico Azionario (TEN)	The Bank of New York
Mercado de Valores de Buenos Aires (TS)	CUSIP No. 88031M019

Bolsa Mexicana de Valores, S.A. de C.V. (TS)

Internet
www.tenaris.com